28 West 44th Street, 16th Floor

New York, NY 10036

October 2, 2007

VIA EDGAR AND BY HAND

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Symmetry Holdings Inc. Proxy Statement on Schedule 14A File No. 001-33342

Dear Mr. Reynolds:

Pursuant to the comment letter dated August 13, 2007, Symmetry Holdings Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Corrado De Gasperis

Corrado De Gasperis

Chief Executive Officer